[redacted]

10029275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPMARK SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CALIFORNIA STREET, SUITE 3900
(No. and Street)

DENVER	COLORADO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHUCK JENSEN (303) 293-8500
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

555 17TH STREET, SUITE 3600	DENVER	COLORADO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHUCK JENSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPMARK SECURITIES INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT- CONTROLLER

Title

Notary Public

NEIL WALSH NOTARY PUBLIC STATE OF COLORADO My Commission Expires 04-02-2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Capmark Securities Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Capmark Securities Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Capmark Securities Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

CAPMARK SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 340,556
RECEIVABLES:	
Affiliates — net	10,174,743
Brokers and dealers	14,349,768
Other	3,065
Interest	55
Total receivables	24,527,631
DEFERRED UNDERWRITING FEES	3,287
INCOME TAXES RECEIVABLE	79,368
TOTAL	$24,950,842

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 215,536
Accrued compensation	471,624
Payable to affiliates	20,824
Income taxes payable, primarily to an affiliate	76,223
Total liabilities	784,207
SHAREHOLDER'S EQUITY:	
Preferred stock, $1 par value — authorized, 150,000 shares; issued and outstanding, 0 shares	
Common stock, $1 par value — authorized, 1,000,000 shares authorized; issued and outstanding, 301,500 shares	301,500
Capital in excess of par value	17,486,229
Retained earnings	6,378,906
Total shareholder's equity	24,166,635
TOTAL	$24,950,842

See notes to financial statement.

1. ORGANIZATION AND OPERATIONS

Capmark Securities Inc. (the "Company"), is a wholly owned subsidiary of Capmark Capital Inc. ("Capmark Capital"). Capmark Capital is a wholly owned subsidiary of Capmark Financial Group Inc. ("Capmark"). The Company engages in transactions mainly related to the commercial mortgage industry and primarily on behalf of Capmark and its affiliates. These transactions include the private placement and trading of securities and the provision of advisory services related to securities and the securities markets. The Company is registered with the Securities and Exchange Commission (SEC) as a general securities broker/dealer and is a member of the Financial Industry Regulatory Authority.

2. RISKS AND UNCERTAINTIES

The Company is subject to five primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, (iv) operational risk, and (v) concentration risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements.

The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the yield curves, as well as basis risk resulting from changes in the interest rate spread among different financial instruments, could adversely affect the Company's portfolio market value and its net income.

Liquidity risk is the risk that the Company will be unable to fund its assets at appropriate maturities and rates. Liquidity risk is managed by preserving stable, reliable, and cost-effective funding sources to meet all near-term and projected long-term financial obligations. The Company's current funding sources consist of cash held by its clearing organization.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, facilities, human factors, or external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices, and internal control procedures.

Concentration risk is the risk that the Company has a dependency on transactions generated by Capmark and its affiliates for its source of current revenue. During 2009 substantially all of the Company's revenues were generated from transactions with Capmark and its affiliates. On October 25, 2009, Capmark and many of its affiliates, including Capmark Capital, filed for protections under Chapter 11 of the U.S. Bankruptcy Code. Capmark is performing a review of all of its businesses, including exploring strategic alternatives for such businesses and implementing significant expense reduction initiatives. Part of the reorganization under bankruptcy has included the sale of certain businesses. There can be no

assurances that Capmark or its affiliates can successfully emerge from Chapter 11. As a result of the bankruptcy, the Company has experienced a significant reduction in its revenues and earnings and has recorded a $30.5 million reserve against amounts due from Capmark affiliates. The Company still has a receivable from affiliates of approximately $10.2 million (which is net of an allowance for bad debts of $30.5 million), which amount is based on the Company's conclusion that it can file a claim in bankruptcy as an unsecured creditors and the Company's assessment of the estimated recoverable amount after payments to secured creditors. There are no assurances, however, that this receivable will ultimately be collected or the amount that will be collected. The Company does not expect to receive any significant revenue from transactions with Capmark and its affiliates in the future.

Historically, certain employees of the Company have participated in the Capmark stock option award program and the corresponding compensation expense was recorded in the Company's financial statements. As a result of the Capmark bankruptcy filing, options held by employees of the Company will not be exercisable and therefore no compensation expense has been recorded in the 2009 financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The Company is required to make estimates and assumptions about credit exposures and interest rate and market spread volatility when determining the carrying amounts of investment securities. As actual market conditions evolve, the results could be, and likely will be, different than the estimates and assumptions used in the determination of carrying amounts as of December 31, 2009, and the impact on amounts ultimately realized could be material.

Cash and Cash Equivalents — Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Receivables — Accounts receivable from brokers and dealers represents the contract value of settled and unsettled securities transactions and amounts due from the Company's clearing organization.

Receivables from affiliates represents money owed to the Company from Capmark Finance Inc. ("Capmark Finance"), a wholly owned subsidiary of Capmark. Generally, any cash balances not needed by the Company for operations were deposited with Capmark Finance, which paid the Company interest. Capmark Finance has filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The receivable is recorded net of an allowance for bad debts of $30.5 million as of December 31, 2009.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities Transactions — Investment securities are carried at fair value, with unrealized holding gains and losses recorded currently as trading gain/loss — net on securities, in the Statement of Income. The Company determines fair value by reference to published last sales prices or, to a lesser extent, in the absence of reliable published last sales prices, by discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Purchases and sales with normal settlement periods are recorded based upon trade date. Gains or losses recognized on the sale of securities are determined using the specific identification method and included in Trading profits, net in the Statement of Income.

Financial Instruments — In accordance with the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, or "SFAS No. 107," the Company has provided fair value estimates and information about valuation methodologies in Note 7. The estimated fair value amounts have been determined using available market information or valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions or estimation methodologies may materially impact the fair value amounts.

Income Taxes — The Company accounts for income taxes under the asset and liability method in accordance with FASB Accounting Standards Codification (ASC) 740, *Income Taxes*, ("ASC 740"). ASC 740 requires that deferred tax assets be evaluated for recoverability and valuation allowance recorded if recovery is not "more likely than not." ASC 740 also requires the tax effects of a position to be recognized only if it is "more-likely-than-not" to be sustained solely on its technical merits. The "more-likely-than-not" threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered "more-likely-than-not" to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized.

Proposed and Recently Issued Accounting Standards — In March 2008, the FASB issued an Accounting Standards Update to FASB ASC 815, *Derivatives and Hedging*. The update changes disclosure requirements about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The update was adopted by the Company on January 1, 2009, with no material impact on these financial statements.

In September 2008, the FASB issued an Accounting Standards Update to FASB ASC 820, *Fair Value Measurement and Disclosures*. The update requires issuers of liability instruments with a third-party guarantee or other credit enhancement to exclude the effect of the credit enhancement when measuring the liability's fair value. The effect of initially applying the guidance in the update shall be included in the change in fair value in the period of adoption. The update was adopted by the Company on January 1, 2009, with no material impact on these financial statements.

In April 2009, the FASB issued an Accounting Standards Update to FASB ASC 820 to provide additional guidance for estimating fair value when the volume and level of market activity have significantly decreased. The update was adopted by the Company and the guidance was considered in measuring the fair value of assets and liabilities for these financial statements. The adoption of the update did not have a material impact on these financial statements.

In April 2009, the FASB issued an Accounting Standards Update to FASB ASC 320 *Investments — Debt and Equity Securities*. The update modified the requirement in existing accounting guidance to demonstrate the intent and ability to hold an investment security for a period of time sufficient to allow for any anticipated recovery in fair value. When the fair value of a debt security has declined below the amortized cost at the measurement date, an entity that intends to sell a security or is more-likely-than-not to sell the security before the recovery of the security's cost basis must recognize the other-than-temporary impairment in earnings. For a debt security with a fair value below the amortized cost at the measurement date where it is more-likely-than-not that an entity will not sell the security before the recovery of its cost basis, but an entity does not expect to recover the entire cost basis of the security, the security is considered other-than-temporarily impaired. The related other-than-temporary impairment loss on the debt security will be recognized in earnings to the extent of the credit losses with the remaining impairment loss recognized in accumulated other comprehensive income. The update was adopted by the Company and did not have a material impact on these financial statements.

In September 2009, the FASB an Accounting Standards Update to establish the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). Rules and interpretive releases of the SEC under federal securities laws are also included as sources of authoritative GAAP for SEC registrants. All authoritative GAAP issued by the FASB after July 1, 2009, will be referred to as Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right and will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the changes in the Codification. The Company adopted this standard for the period ending December 31, 2009.

The Company has evaluated other new accounting pronouncements that have been issued and concluded that they will not affect the Company's financial reporting.

4. SHORT-TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings. Borrowings under this agreement bear interest at the organization's cost of funds rate, as defined, plus .625%. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2009.

5. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2009, the deferred tax asset related primarily to compensation recorded for book purposes in advance of when tax deductions will be taken and a net operating loss carryforward.

The Company has a gross federal net operating loss carryforward of $28.8 million and gross state net operating loss carryforward of $28.8 million as of December 31, 2009. The federal net operating loss will expire, if unused, in 2029. The state net operating losses will expire between 2014 and 2029, if unused.

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to the expiration of the losses. The Company does not believe that it is more likely than not that the deferred tax assets will be realized. In recognition of this conclusion, the Company has established a valuation allowance as of December 31, 2009, on the federal and state net deferred tax assets; including federal and state net operating losses and temporary differences. If or when recognized, the tax benefit relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2009, will be accounted for as a reduction of income tax expense.

Additionally, the Company files a federal consolidated, state combined and or unitary with its parent and state stand alone tax returns. As its parent is currently under examination in certain tax jurisdictions and remains subject to examination until the statute of limitations expires for the respective tax jurisdiction. The following table summarizes the tax years that remain subject to examination in the Company's major tax jurisdictions as of December 31, 2009:

United States — federal......	2004 and forward
United States — states......	2002 and forward

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825 requires the disclosure of the estimated fair values of certain financial instruments and the methods and significant assumptions used to estimate their fair value. Financial instruments within the scope of ASC 825 that are not carried at fair value on the balance sheet are discussed below. Certain financial instruments and all non-financial instruments are excluded from the scope of ASC 825.

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing and unrelated parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies.

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates may not necessarily be indicative of the amounts that could be realized or would be paid in a current market exchange. Different assumptions or changes in future market conditions could significantly affect estimates of fair value and, therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2009, is equal to their carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and Cash Equivalents — The carrying amount approximates fair value because of the short-term nature of the instrument.

Receivables — The carrying amount approximates fair value because of the short-term nature of the receivables and advances.

7. EMPLOYEE BENEFIT PLANS

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within Capmark. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

8. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money owed to the Company from Capmark Finance. Prior to its filing for bankruptcy protection on October 25, 2009, Capmark Finance paid interest on the outstanding balance monthly based on Capmark Finance's cost of funds.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of, or large individual counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets, and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company is obligated under noncancelable operating leases (certain of which have been subleased) primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2009, are as follows:

Years Ending December 31	Gross Rentals	Sublease Rentals	Net Rentals
2010	$1,322,869	$ 543,207	$ 779,662
2011	1,307,575	535,668	771,907
2012	639,569	267,834	371,735
	$3,270,013	$1,346,709	$1,923,304

Guarantees — The Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FASB ASC 460, *Guarantees* ("ASC 460") under which it could be required to make payments to third-parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statements, either because the indemnification existed prior to January 1, 2003, and is therefore not subject to the measurement requirements of ASC 460, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation — The Company is a party to an employment-related claim arising in the normal course of its business that is currently in arbitration. Although there can be no assurance, management, after consultation with its legal counsel, does not believe that this matter will have a material adverse effect on the Company's financial position. The financial statements do not include any provision for losses related to this matter.

11. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the Securities and Exchange Commission also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2009, the Company's aggregate debit items were zero; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2009, was $13,906,168 resulting in net capital in excess of the requirement of $13,656,168. Net capital in excess of the greater than 5% aggregate debits or $120,000 rule was $13,606,168 at December 31, 2009.

* * * * * *

Capmark Securities Inc.

Statement of Financial Condition
as of December 31, 2009, and
Independent Auditors' Report
as a PUBLIC DOCUMENT